                             SEC FILE NUMBER 0-21782




                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




For the month of December 2003
                 -------------

                       FLETCHER CHALLENGE FORESTS LIMITED
--------------------------------------------------------------------------------


                 (Translation of Registrant's Name Into English)


              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
--------------------------------------------------------------------------------

                    (Address of Principal Executive Offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F    A    Form 40-F
                   ------           -

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes          No     A
             ------      ----------

         (If "Yes is marked indicate below the file number assigned to the
         registrant in connection with Rule 12g3-2(b): 82-         .)
                                                         ---------

         THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728)
         OF FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date 23 December 2003                        FLETCHER CHALLENGE FORESTS LIMITED
                                             ----------------------------------



                                             /s/ P M GILLARD
                                                 SECRETARY
                                                 ---------

                                                                      FINAL FORM

                                  CONSTITUTION

                                       of

                               FLETCHER CHALLENGE
                                FORESTS LIMITED

                      This document is the Constitution of
              Fletcher Challenge Forests Limited as adopted by the
               Company by Special Resolution passed at the Annual
                Meeting of Shareholders held on the 19th day of
                                 December 2003.

                  Certified as the Constitution of the Company

                  ---------------------------------------------

                  PAUL GILLARD
                  COMPANY SECRETARY

CONTENTS

1. GENERAL.....................................................     1

2. RIGHTS ATTACHING TO SHARES..................................     1

3. DIVIDENDS AND DISTRIBUTIONS.................................     7

4. SHAREHOLDERS' MEETINGS......................................     8

5. DIRECTORS...................................................    12

6. TRANSACTIONS................................................    17

SCHEDULE 1: ISSUES OF NEW EQUITY SECURITIES (CLAUSE 2.6).......    19

SCHEDULE 2: BUYBACKS OF EQUITY SECURITIES (CLAUSE 2.13)........    24

SCHEDULE 3: PERMITTED FINANCIAL ASSISTANCE (CLAUSE 2.14).......    27

SCHEDULE 4: CALLS, LIENS AND FORFEITURES (CLAUSE 2.15).........    28

ANNEXURE: DEFINITIONS AND INTERPRETATION (CLAUSE 1.1)..........    31

Constitution of Fletcher Challenge Limited

1.       GENERAL

1.1 DEFINITIONS AND INTERPRETATION: In this Constitution, unless the context otherwise requires, terms are defined and interpreted in accordance with the definitions and the rules of interpretation set out in the Annexure.

1.2 COMPANIES ACT 1993: The Company, the Board, each Director and each Shareholder have the rights, powers, duties and obligations set out in the Act, except to the extent that they are negated or modified by this Constitution.

1.3      COMPLIANCE WITH LISTING RULES: Subject to:

         (a) the terms of any Ruling from time to time given by the Exchange; and

         (b) the requirements of the Act and any other applicable legislative or regulatory requirement,

         the Company will, for so long as it is listed on the Exchange, comply with the Listing Rules.

1.4 LISTING RULES PREVAIL: Nothing in this Constitution will prohibit or restrict any action which is or may be permitted by the Listing Rules or the Exchange to be taken by the Company, the Board, each Director, the Shareholders or the holders of any other Securities.

1.5 EXCHANGE RULINGS: If the Exchange has granted a Ruling in relation to the Company authorising any act or omission which, in the absence of the Ruling, would be in contravention of the Listing Rules or this Constitution, that act or omission will be deemed to be authorised by the Listing Rules and this Constitution.

1.6      EFFECT OF FAILURE TO COMPLY: Failure to comply with:

         (a)      the Listing Rules; or

         (b)      the provisions of clauses 4.9 or 6,

         will not affect the validity or enforceability of any transaction, contract, action or other matter whatsoever (including the proceedings of, or voting at, any meeting) done or entered into by, or affecting, the Company, except that a party to a transaction or contract who knew of the failure to comply with the Listing Rules or the provisions of this Constitution listed in (b) above will not be entitled to enforce that transaction or contract. This provision does not affect the rights of any holder of Securities against the Company or the Directors arising from failure to comply with the Listing Rules or the provisions of this Constitution listed in (b) above.

1.7      COMPLIANCE WITH ASX LISTING RULES

         (a) Notwithstanding anything contained in this Constitution, if the ASX Listing Rules prohibit an act being done, the act shall not be done.

         (b) Nothing contained in this Constitution prevents an act being done that the ASX Listing Rules require to be done.

         (c) If the ASX Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be).

         (d) If the ASX Listing Rules require this Constitution to contain a provision and it does not contain such a provision, this Constitution is deemed to contain that provision.

         (e) If the ASX Listing Rules require the Constitution not to contain a provision and it contains such a provision, this Constitution is deemed not to contain that provision.

         (f) If any provision of this Constitution is or becomes inconsistent with the ASX Listing Rules, this Constitution is deemed not to contain that provision to the extent of the inconsistency.

2.       RIGHTS ATTACHING TO SHARES

2.1 RIGHTS OF EXISTING ORDINARY SHARES: Each Ordinary Share in the Company existing at the date of adoption of this Constitution confers on the holders, in addition to the rights set out elsewhere in this Constitution and in the Act (except where such rights are negated, altered or added to by this Constitution), the following rights:

         (a)      voting rights as set out in clause 4.8;

         (b) subject to the rights of Shareholders or holders of any other Equity Securities which confer special rights as to dividends, the right to an equal share in dividends authorised by the Board; and

         (c) subject to clause 2.3 and the rights of Shareholders or holders of any other Equity Securities which confer special rights as to surplus assets, the right to an equal share in the distribution of surplus assets of the Company in the event of liquidation.

2.2 RIGHTS OF EXISTING PREFERENCE SHARES: Subject to clause 2.3, each Preference Share existing at the date of adoption of this Constitution confers on the holders, in addition to the rights set out elsewhere in this Constitution and in the Act (except where such rights are negated, altered or added by this Constitution) the same rights, and ranks equally with, the Ordinary Shares and holders of Preference Shares will vote with the holders of Ordinary Shares on all matters except on a vote relating to a liquidation of the Company, in which case a separate vote of the holders of Preference Shares will be required.

2.3 RIGHTS OF SHARES IN THE EVENT OF LIQUIDATION: In addition to the rights set out in clause 2.1 and, in the event of liquidation of the Company, clause 2.2:

         (a) the Preference Shares rank ahead (to the amount of NZ$1.25 per Preference Share) of the Ordinary Shares;

         (b) the Ordinary Shares will be entitled to the next NZ$1.25 per Ordinary Share; and

         (c) thereafter, holders of Preference Shares and Ordinary Shares will share equally in any remaining surplus.

2.4 RIGHTS OF PREFERENCE TO LAPSE: On 15 December 2005 (being the fifth anniversary of the date of the first allotment of Preference Shares as a class) the preference rights of the Preference Shares on liquidation, as set out in clause 2.3(a), will lapse and the Preference Shares will then have identical rights and rank equally with the Ordinary Shares in all respects and no separate vote shall thereafter be required under clauses 2.2 or 4.8(b).

2.5 TYPES OF NEW EQUITY SECURITIES: Subject to the rights attached to any Equity Securities, further Equity Securities (including Equity Securities of different Classes) may be issued which have deferred, preferred or other special rights or restrictions, whether as to voting rights or distributions or otherwise.

2.6 ISSUES OF NEW EQUITY SECURITIES: Subject to the provisions of schedule 1 and the rights attached to any Equity Securities, the Board may issue Equity Securities at any time, to any person and on any terms it thinks fit. Sections 45(1) and 45(2) of the Act do not apply to the issue of Equity Securities.

2.7 MODIFICATION OF RIGHTS OF HOLDERS OF SECURITIES: The Company will comply with sections 116 and 117 of the Act in respect of Shares and will also comply with those sections in respect of other Equity Securities on the basis that those sections will be deemed to be modified so that:

         (a) references in those sections to "shares" will (subject to clause 2.9) be deemed to be references to all Equity Securities and references to "holders of shares" and "shareholders" are deemed to be modified accordingly; and

         (b)      in respect of Equity Securities which are not Shares:

                  (i) references to a "special resolution" will be deemed to be references to a resolution approved by a majority of at least 75% of votes of the holders of those Equity Securities entitled to vote and voting; and

                  (ii) references to the "constitution" will be deemed to be references to the document which governs the rights of those Equity Securities.

2.8 ISSUE OF PRIOR OR EQUALLY RANKING SHARES OR EQUITY SECURITIES: The issue by the Company of any further Shares or other Equity Securities which rank equally with, or in priority to, any existing Shares or other Equity Securities, whether as to voting rights or distributions, will:

         (a) be permitted (subject to the provisions of schedule 1 and the rights attached to any Equity Securities);

         (b) not be deemed to be action affecting the rights attached to those existing Shares or other Equity Securities; and

         (c)      not be subject to the provisions of clause 2.7.

2.9 FURTHER EXCEPTIONS TO CLAUSE 2.7: Clause 2.7 will not require the Company to comply with sections 116 and 117 of the Act in respect of actions that affect the rights attached to:

         (a)      Equity Securities which are not Quoted; or

         (b) Equity Securities which are not Shares if those Equity Securities were issued on terms which expressly permitted the action in question to be taken without the prior approval of holders of those Equity Securities, and those terms were clearly disclosed in the offering document (if any) pursuant to which those Equity Securities were offered.

2.10     SECTION 118 OF THE ACT: Clause 2.7 will not have the effect of deeming section 118 of the Act to apply to any Securities of the Company other than Shares.

2.11 ACTIONS NOT INVALID: The taking of any action by the Company affecting the rights attached to any Quoted Equity Securities other than Shares shall not be invalid by reason only that the action was not approved in accordance with the provisions of clause 2.7.

2.12 CONSOLIDATION AND SUBDIVISION OF SHARES: Subject to any applicable provisions in schedule 1, the Board may consolidate and divide, or subdivide, all or any Shares (whether of one or more Classes).

2.13     BUYBACKS OF EQUITY SECURITIES: The Company may:

         (a) purchase or otherwise acquire Equity Securities issued by it from one or more persons; or

         (b)      hold any Equity Securities so purchased or acquired; or

         (c) redeem any redeemable Shares or other Equity Securities held by one or more persons,

         in accordance with schedule 2.

2.14 PERMITTED FINANCIAL ASSISTANCE: The Company may give financial assistance for the purpose of, or in connection with, the acquisition of Equity Securities issued or to be issued by the Company if the giving of that assistance is in accordance with the provisions of the Act and:

         (a)      complies with clause 1 of schedule 3; or

         (b)      is approved by Shareholders in accordance with clause 2 of schedule 3.

2.15     UNTRACED HOLDERS OF SECURITIES:

         (a) ENTITLEMENT TO SELL: The Board will be entitled to transfer to a trust (the "TRUST") set up for that purpose, the Equity Securities of any person where three or more dividends paid in respect of the Equity Securities in question have remained unclaimed for at least one year after having been authorised and 14 days' prior notice of the intention to transfer the Equity Securities to the Trust has been given.

         (b) FURTHER SECURITIES: If any further Equity Securities have been issued in respect of the Equity Securities referred to in paragraph (a) above, the Board may also transfer the further Equity Securities to the Trust notwithstanding that the requirement that three dividends remain unclaimed for at least one year after having been authorised may not have been satisfied with respect to such further Equity Securities.

         (c) SALE BY TRUST: If at the end of a three year period commencing on the date of transfer of the Equity Securities to the Trust, and after 14 days' prior notice of the intention to sell has been given, no person has claimed ownership of the Equity Securities, the Board may arrange for the sale of those Equity Securities through the Exchange or in some other manner approved by the Exchange.

         (d) SALE PROCEDURES: To give effect to any transfers or sales under paragraphs (a) to (c) of this clause, the Board may authorise some person to execute an instrument of transfer of the Equity Securities sold to, or in accordance with the directions of, the transferee and an instrument of transfer executed by that person will be as effective as if it had been executed by the holder of, or person entitled by transmission to, the Equity Securities. The transferee will not be bound to see to the application of the purchase monies nor will title to the Equity Securities be affected by any irregularity or invalidity in the exercise of the power of sale or the sale itself.

         (e) PROCEEDS: Upon any sale of the Equity Securities by the Trust, the net proceeds of sale (after deduction of reasonable sale expenses) will belong to the Company. The Board will, nevertheless, agree to pay the net proceeds of sale to a claimant who produces satisfactory evidence of entitlement but the Board will have no requirement to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments as determined by the Board.

2.16 CALLS, LIENS AND FORFEITURES: If, at any time, the terms of issue of any Equity Securities impose, or a holder of an Equity Security has, a liability to the Company (as a result of being partly paid or otherwise), then such Equity Securities and such holders will be subject to the provisions regarding calls, liens and forfeiture set out in schedule 4.

2.17     TRANSFERS OF SHARES:

         (a) TRANSFEROR TO REMAIN HOLDER UNTIL REGISTRATION: The transferor of a Share will remain the holder of the Share until the name of the transferee is entered in the Register.

         (b) TRANSFER EXECUTED OUTSIDE NEW ZEALAND: Where an instrument of transfer executed by a transferor outside New Zealand would have complied with the provisions of the Securities Transfer Act 1991 if it had been executed by the transferor in New Zealand, it may nevertheless be registered by the Company if it is executed in any usual manner for execution by a corporation, or in any other case if the signature of the transferor has been witnessed by a person who has added his or her occupation and address after his or her signature.

         (c) POWER TO REFUSE TO REGISTER: The Board may decline to register any transfer of Shares where:

                  (i)      the Company has a lien on any of the Shares; or

                  (ii) the instrument of transfer is not accompanied by the certificate (if any) for the Shares to which it relates or other evidence as the Board may require to show the entitlement of the transferor to make the transfer; or

                  (iii) registration, together with the registration of any further transfer then held by the Company and awaiting registration, would result in the proposed transferee holding Shares of less than a Minimum Holding of any Class, provided that the Board resolves to exercise its powers under this clause within 30 working days after receipt of the relevant transfer and notice of the resolution is sent to the transferor and to the transferee within five working days of the resolution being passed by the Board.

         (d) TRANSFER UNDER THE SECURITIES TRANSFER ACT: Any Shares disposed of by an "authorised transaction" or a "stock exchange transaction" within the meaning of the Securities Transfer Act 1991 may be transferred by an instrument of transfer complying with the provisions of that Act or by an instrument complying with clause 2.17(e).

         (e) OTHER TRANSFERS: Every instrument of transfer of Shares not falling within clauses 2.17(b) and (d) shall comply with the following provisions:

                  (i) the form of the instrument of transfer shall be any usual or common form or any other form which the Board may approve;

                  (ii) the instrument of transfer must be signed by or on behalf of the transferor; and

                  (iii) where the Shares being transferred are not fully paid up, the instrument of transfer must also be signed or executed by or on behalf of the transferee.

         (f) EVIDENCE OF OWNERSHIP: Every instrument of transfer shall be delivered to the Company's share registrar, together with the share certificate (if any) for the Shares to be transferred. If there is no share certificate for those Shares or if the share certificate has been lost, damaged or destroyed, the transferee shall provide such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer.

         (g) SHARE TRANSFER SYSTEM: The Company may participate in any share transfer system approved under the Securities Transfer Act 1991 and implemented by the Exchange or in any share transfer system which operates in relation to trading in Securities on any other stock exchange on which the Company's shares are traded and, in so participating, it shall comply with the requirements of the Exchange or of the relevant share transfer system. The Board may register any transfer of Securities presented for registration in accordance with the requirements of any such system and will not be obliged to enquire as to the due execution of any transfer effected by reason of such system.

         (h) TRANSFERS OF OTHER SECURITIES: This clause 2.17 shall apply to transfers of Securities other than Shares with any necessary modifications.

2.18     TRANSMISSION OF SHARES:

         (a) TRANSMISSION ON DEATH OF SHAREHOLDER: If a Shareholder dies the survivor, if the deceased was a joint Shareholder, or the Shareholder's Personal Representative, shall be the only persons recognised by the Company as having any title to or interest in the Shares of the deceased Shareholder. Nothing in this clause 2.18 shall release the estate of a deceased Shareholder from any liability in respect of any Share or constitute a release of any lien which the Company may have in respect of any Shares.

         (b)      RIGHTS OF PERSONAL REPRESENTATIVE: A Shareholder's Personal
                  Representative:

                  (i) is entitled to exercise all rights (including without limitation the rights to receive distributions, to attend meetings and to vote in person or by Representative), and is subject to all limitations, attached to the Shares held by that Shareholder; and

                  (ii) is entitled to be registered as holder of those Shares, but such registration shall not operate as a release of any rights (including any lien) to which the Company was entitled prior to registration of the Personal Representative pursuant to this paragraph
                           (ii).

         (c) JOINT PERSONAL REPRESENTATIVES: Where a Share is subject to the control of two or more persons as Personal
                  Representatives, they shall, for the purposes of this Constitution, be deemed to be joint holders of the Share.

2.19 SALE OF LESS THAN MINIMUM HOLDING: The Board may at any time give notice to any Shareholder holding less than a Minimum Holding of Shares of any Class that if, at the expiration of three months after the date such notice is given, the Shareholder still holds Shares which are less than a Minimum Holding, the Board may exercise the power of sale of those Shares set out in this clause. If that power of sale becomes exercisable:

         (a) the Board may arrange for the sale of those Shares through the Exchange or in some other manner approved by the Exchange;

         (b) the Shareholder shall be deemed to have authorised the Company to act on the Shareholder's behalf and to execute all necessary documents for the purposes of that sale;

         (c) the Company shall account to the Shareholder for the net proceeds of sale of the Shares (after deduction of reasonable sale expenses), which shall be held on trust for the Shareholder by the Company and paid to the Shareholder on surrender of any certificates for the Shares sold; and

         (d) the title of a purchaser of any Shares sold pursuant to this clause shall not be affected by any irregularity or invalidity in the exercise of the power of sale or the sale itself.

2.20     REGISTRATION OF SEPARATE PARCELS: The Company:

         (a) may, on the request of a holder of Securities or a transferee of Securities; and

         (b) shall, if requested by a holder of Securities who produces satisfactory evidence that the Securities he or she holds are held as bare trustee or nominee and two or more other persons are separate beneficial owners of parcels of those Securities or have other separate relevant interests in parcels of those Securities, register the Securities held or acquired by that holder of Securities or transferee in two or more separately identifiable parcels. The Company may thereafter, so far as it considers convenient, communicate with the holder of the Securities, pay dividends and otherwise act in respect of each parcel, as if the separately identifiable parcels belonged to different persons.

2.21 POWER TO DIVIDE REGISTER: The Register may be divided into two or more registers kept in different places.

2.22 APPLICATION OF NZSE TAKEOVER PROVISIONS: Pursuant to the ruling released by the NZSE on 1 June 2001 relating to the introduction of the takeovers code, section 4 of the Listing Rules (in the form in which it was incorporated in the Listing Rules as at 30 June 2001) will continue to apply and will be deemed to form part of this Constitution in respect of any non-compliance with that section which occurred prior to 1 July 2001 and will be applied on the basis that the "minority veto" notice and pause provisions were adopted by the Company.

3.       DIVIDENDS AND DISTRIBUTIONS

3.1 CURRENCY: The Board may differentiate between holders of Equity Securities as to the currency in which dividends are to be paid. In exercising that discretion, the Board may have regard to the registered address of a holder, the Register on which a holder's Equity Securities are registered and any other matter the Board considers appropriate. In any case where a dividend is to be paid in a currency other than New Zealand currency, the amount payable will be converted from New Zealand currency in a manner, at a time and at an exchange rate determined by the Board.

3.2 UNCLAIMED DIVIDENDS: Dividends or other monetary distributions unclaimed for one or more years after having been authorised may be used for the benefit of the Company until claimed. All dividends or other monetary distributions unclaimed for five years or more after having been authorised may be forfeited by the Board for the benefit of the Company. The Board may, nevertheless, agree to pay a claimant who produces evidence of entitlement.

3.3 DIVIDEND ELECTION PLANS: Without limiting the generality of clause 2.6, the Board may implement and maintain, on such terms and conditions as it may determine, a plan for the benefit of the holders of Equity Securities whereby the holders of Equity Securities are issued Securities in lieu of a proposed dividend or invest the dividend in subscribing for or acquiring (on-market or otherwise) Securities or any other option in respect of the whole or any part of any dividend on any Equity Securities held by them as the Board may determine.

3.4 BONUS ISSUES: Subject to any applicable provisions of Schedule 1 (including clause 4(b) of Schedule 1), the Board may resolve to apply any amount which is available for distribution to Shareholders either:

         (a) in paying up in full Shares or other Securities to be issued credited as fully paid to:

                  (i) the Shareholders who would be entitled to that amount if it were distributed by way of dividend, and in the same proportions; and

                  (ii) if applicable, the holders of any other Securities who are entitled by the terms of issue of those Securities to participate in bonus issues by the Company, whether at the time the bonus issue is made to the Shareholders, or at some time later, in accordance with their respective entitlements; or

         (b) in paying up any amount which is unpaid on any Shares held by the Shareholders referred to in paragraph (a)(i),

         or partly in one way and partly in the other.

3.5 DISTRIBUTION OF SURPLUS: Subject to the rights of the holders of any Equity Securities of the Company (including the rights of holders of Preference Shares and Ordinary Shares set out in clause 2.3) and to clause 3.6, upon the liquidation of the Company, the assets remaining (if any) after payment of the debts and liabilities of the Company and the costs of liquidation (the "surplus assets") will be distributed among the appropriate holders of Equity Securities in proportion to their holdings. If any holder's Equity Securities are not fully paid up, the liquidator of the Company may require those Equity Securities to be fully paid up before the holder receives any distribution of the surplus assets of the Company in respect of those Equity Securities. If the surplus assets are insufficient to repay the whole of the paid up Equity Securities, then, subject to the rights of holders of any Equity Securities of the Company (including the rights of holders of Preference Shares and Ordinary Shares set out in clause 2.3) such surplus assets will be distributed so that as nearly as may be the losses are borne by the holders of Equity Securities in proportion to their holdings.

3.6 DISTRIBUTION IN KIND: If the Company is liquidated, the liquidator may, with the approval of an Ordinary Resolution, divide among the holders of Equity Securities in kind the whole or any part of the assets of the Company (whether they consist of property of the same kind or not) and the liquidator may, for that purpose, set such value as the liquidator deems fair upon any property to be divided as aforesaid and may, subject to the terms of any Equity Securities (including the rights of holders of Preference Shares and Ordinary Shares set out in clause 2.3), determine how the division will be carried out as between the holders of Equity Securities or different Classes of Equity Securities. The liquidator may, with like sanction, vest the whole or any part of any such assets in a trust for the benefit of the holders of Equity Securities as the liquidator thinks fit, but so that no holders of Equity Securities will be compelled to accept any Securities on which there is any liability.

4.       SHAREHOLDERS' MEETINGS

4.1 ACT APPLIES: The provisions of the First Schedule to the Act govern proceedings at meetings of Shareholders except to the extent they are negated or modified by this Constitution.

4.2 MEETINGS OF OTHER GROUPS: A meeting of the holders of Securities in an interest group may be called by the Board at any time, and shall be called on the written request of persons holding Securities carrying together not less than 5% of the voting rights entitled to be exercised on any of the questions to be considered at the meeting of the group in question. All

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         the provisions of this Constitution relating to meetings of
         Shareholders apply, with all necessary modifications, to a meeting of a group of Security holders, except that:

         (a) the necessary quorum is three persons who are not Associated Persons holding, or representing the holders of, 10% or more of the total number of Securities having the right to vote at the meeting;

         (b) if the Board so elects, one meeting may be held of holders constituting more than one group, so long as voting at that meeting is by way of a poll, and proper arrangements are made to distinguish between the votes of members of each group; and

         (c) any holder of Securities in the group, present in person or by Representative, may demand a poll.

4.3 ENTITLEMENT TO NOTICE: Subject to rights attached to any Equity Securities, holders of Equity Securities of all Classes are entitled to attend meetings of Shareholders and to receive copies of all notices, reports and accounts issued generally to holders of Securities carrying votes.

4.4      METHOD OF SERVICE:

         (a) COMPLIANCE WITH ACT: All notices, reports, accounts or documents required to be sent to a holder of a Security will be sent in the manner set out in the Act.

         (b) SERVICE OF NOTICES OUTSIDE NEW ZEALAND: If a holder of Securities has no registered address within New Zealand and has not supplied to the Company an address within New Zealand for the giving of notices, but has supplied an address outside New Zealand, then notices are to be posted to the holder at that address and will be deemed to have been received by the holder 24 hours after the time of the posting.

         (c) JOINT HOLDERS: A notice may be given by the Company to the joint holders of a Security by giving the notice to the joint holder named first in the Register in respect of the Security.

4.5 QUORUM: The quorum for a meeting of Shareholders is three persons having the right to vote at the meeting who are present in person.

4.6 CHAIRMAN: If no Chairman has been elected or if at any meeting of Shareholders the Chairman is not present within 15 minutes of the time appointed for the commencement of the meeting or the Chairman is unwilling or unable to act, the Directors present, if any, may elect one of their number to be chairman of the meeting. If no Director is willing to act as chairman or if no Director is present within 15 minutes of the time appointed for the commencement of the meeting, the Shareholders present may choose one of their number to be chairman.

4.7 REGULATION OF PROCEDURE: Subject to the provisions of the Act and except as otherwise provided in this Constitution, the chairman may regulate the proceedings at meetings of Shareholders.

4.8      VOTES:

         (a) NUMBER: Subject to clause 4.9 and subject to the rights or restrictions attached to any Share:

                  (i) on a vote by voice or by show of hands, each Shareholder present in person, by proxy or by Representative will have one vote; and

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                  (ii)     on a poll, each Shareholder present in person, by
                           proxy, by Representative or who submitted a postal vote will have:

                           (A) one vote per fully paid Share held by that Shareholder; and

                           (B) in respect of each Share held by that Shareholder which is not fully paid, a fraction of the vote or votes which would be exercisable if that Share was fully paid. That fraction must be equivalent to the proportion which the amount paid (not credited) is of the total amount paid and payable (excluding amounts credited and amounts paid in advance of a call).

         (b)      HOLDERS OF PREFERENCE SHARES AND ORDINARY SHARES VOTE
                  TOGETHER: The holders of Ordinary Shares and the holders of Preference Shares will vote together on all matters except on a vote relating to liquidation of the Company, in which case a separate vote of the holders of Preference Shares will be held.

4.9      VOTING RESTRICTIONS:

         (a) RESTRICTIONS: Notwithstanding anything to the contrary in this Constitution and the Listing Rules, a person is not entitled to cast a vote on a resolution when that person is disqualified from voting by the voting restrictions contained in the Listing Rules.

         (b) DEADLINE FOR CHALLENGE: Without prejudice to any remedy (other than those which take legal effect against the Company) which any holder of Securities may have against any disqualified person who casts a vote at a meeting in breach of paragraph
                  (a) of this clause, no resolution of, or proceeding at, that meeting will be impugned on the basis of a breach of paragraph
                  (a) of this clause. Any objection by a holder of Securities to the accuracy or completeness of any list of holders of Securities who are disqualified from voting on a resolution pursuant to paragraph (a) of this clause which has been supplied by the Company to the Exchange or any holder of Equity Securities pursuant to the Listing Rules will be disregarded by the Company and the chairman of the relevant meeting if it is notified to the Company later than one full Business Day before the time fixed for commencement of the meeting.

4.10 VOTES OF PERSONS IN DEFAULT: No person will be entitled at any meeting of Shareholders to exercise voting rights on any Equity Securities in respect of which any calls or other sums presently payable by that person remain unpaid.

4.11 VALIDITY OF VOTES: In the case of any dispute as to the admission or rejection of a vote, the chairman will determine the same and such determination will be conclusive.

4.12 POSTAL VOTES: Shareholders may exercise their right to vote at a meeting by casting a postal vote in accordance with the procedures relating to postal voting set out in the First Schedule to the Act, together with any other procedures determined by the Board.

4.13 PROXY FORM: A proxy form will be sent with each notice of meeting to holders of Quoted Securities and will:

         (a) (so far as the subject matter and form of the resolutions reasonably permits) provide for two-way voting on all resolutions, enabling the holder of Securities to instruct the proxy as to the casting of the vote;

         (b) not be sent with any name or office (e.g., chairman) filled in as proxy holder; and

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         (c)      unless revoked in accordance with clause 4.16 or otherwise expressly limited, if given for a particular meeting, be valid for that meeting and any adjournment thereof without the need for further lodging in respect of such adjourned meeting.

         So far as is reasonably practicable, resolutions shall be framed in a manner which facilitates two-way voting instructions for proxy holders.

4.14 PROXY TO BE LODGED: Proxy forms must be deposited at the Office or with the Registrar or at such other place as is specified for that purpose in the notice convening the meeting at least 48 hours before the time for holding the meeting or adjourned meeting, or before such lesser time or in such other manner as the Board determines. Otherwise, the instrument of proxy will not be treated as valid.

4.15 APPOINTMENT OF PROXY: Deposit of a proxy form will not preclude the person giving the proxy attending and, where that person has withdrawn his or her proxy by giving notice to that effect to the Company prior to the last date for depositing proxies in accordance with clause 4.14, voting at the meeting or any adjournment of it.

4.16 VALIDITY OF PROXY VOTE: A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or mental disorder of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of a Share in respect of which the proxy is given, if no written notice of such death, mental disorder, revocation or transfer has been received by the Company at its Office before commencement of the meeting or adjourned meeting at which the proxy is used.

4.17 USE OF POLLS: In addition to the methods set out in the Act, a poll at a meeting of Shareholders may be demanded by the chairman.

4.18 TIMING OF POLL: The chairman may determine the time and manner in which a poll is to be taken and any business other than that upon which a poll has been demanded may be proceeded with preceding the taking of the poll.

4.19 SCRUTINEERS: If a poll is taken, the scrutineers will be the auditors of the Company unless they are unable or unwilling to act or the chairman directs to the contrary, in which case the scrutineers will be appointed by the chairman.

4.20 DECLARATION OF RESULT OF POLL: The chairman may declare the result of a poll upon receiving a notice from the scrutineers that sufficient votes to determine the result of the resolution have been counted.

4.21     ADJOURNMENT:

         (a) The chairman may at any time during the course of a meeting of Shareholders adjourn:

                  (i)      the meeting; or

                  (ii) any business, motion, question or resolution being considered, or remaining to be considered, by the meeting or any debate or discussion in relation to any of those matters.

         (b) If directed by the meeting, the chairman must adjourn the meeting.

         (c) No business may be transacted at any adjourned meeting other than the business left unfinished at the original meeting. When a meeting is adjourned for 30 days or more,

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                  notice of the adjourned meeting must be given as in the case of an original meeting. Otherwise, it is not necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

         (d) Notwithstanding any other provision contained in this Constitution, after any motion or proposal to adjourn the meeting has been defeated, the chairman will have an absolute discretion as to whether or not to accept and put to the meeting any further motion or proposal to adjourn the meeting.

4.22     UNRULY MEETINGS:

         (a) CHAIRMAN MAY ADJOURN: If any meeting of Shareholders becomes so unruly or disorderly, whether or not accompanied by violence or threats of violence, that in the opinion of the chairman the business of the meeting cannot be conducted in a proper and orderly manner, or if any meeting of Shareholders in the opinion of the chairman becomes unduly protracted, the chairman may, and without giving any reason, either exercise the powers vested in the chairman under clause 4.21 or adjourn the meeting indefinitely.

         (b) EFFECT OF ADJOURNMENT: If any meeting of Shareholders is adjourned by the chairman, whether for any fixed time or indefinitely, pursuant to the foregoing provision then with respect to any unfinished business of such meeting:

                  (i) in respect of any resolution concerning the appointment and remuneration of the auditors, the meeting will be deemed to have resolved that such resolution is approved; and

                  (ii) the chairman may direct that any item of business uncompleted at the meeting of which notice was given in the notice convening the meeting, and which, in his or her opinion, requires to be voted upon, be put to the vote by a poll, without further discussion, in accordance with the provisions of this Constitution.

4.23 ENTITLEMENT TO INFORMATION: No holder of Securities is entitled to receive any information concerning or held by the Company except such information as to the accounts and business of the Company as is expressly directed to be provided by this Constitution or by statute. No person is entitled to inspection of any books, papers, correspondence or documents of the Company, except so far as that inspection is expressly authorised by statute.

5.       DIRECTORS

5.1 NUMBER: The number of Directors must not at any time be more than nine or less than five. Subject to those limitations, the number of Directors to hold office will be fixed from time to time by the Board. At least two Directors must be ordinarily resident in New Zealand.

5.2 EXISTING DIRECTORS: The Directors in office at the date of adoption of this Constitution shall continue in office and shall be deemed to have been appointed pursuant to this Constitution.

5.3 APPOINTMENT AND REMOVAL BY ORDINARY RESOLUTION: A Director may be appointed to office as a Director by Ordinary Resolution. All Directors shall be subject to removal from office as a Director by Ordinary Resolution.

5.4 APPOINTMENT BY BOARD: The Board may at any time appoint additional Directors. A Director appointed by the Board will retire from office at the next annual meeting of Shareholders but will be eligible for re-election at that meeting.

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5.5      NOMINATION OF DIRECTORS: No persons (other than a retiring Director)
         will be eligible for election as a Director at any meeting of Shareholders unless they or some other holder of Equity Securities entitled to attend and vote at the meeting intending to propose them have, not less than two months and not more than three months before the meeting, either left at the Office or forwarded to the Office by facsimile or other electronic transmission a notice in writing duly signed by the proposing holder of Equity Securities (if any) and also by the nominee giving his or her consent to the nomination and signifying their candidature for the Office or the intention of a holder of Equity Securities to propose them. Notice of each and every candidate for a Director received by the Company before the closing date for nominations must be forwarded by the Company to all persons entitled to attend the meeting together with, or as part of, the notice of meeting.

5.6 ROTATION: One third of the Directors, or, if their number is not a multiple of three, then the number nearest to one third, will retire from office at the annual meeting of Shareholders each year. The Directors to retire will be those who have been longest in office since their last appointment. In the case of Directors who were last appointed Directors on the same day, those to retire will be determined by agreement between those Directors or, if they cannot agree, by lot.

5.7      EXCEPTIONS TO ROTATION: The provisions of clause 5.6 will not apply to:

         (a) Directors appointed pursuant to clause 5.4 and who are subject to retirement pursuant to that clause. Those Directors will not be included in the number of Directors upon which the calculation of the number of Directors to retire by rotation is made; and

         (b) if the Company has executive Directors, one of those executive Directors shall not be subject to retirement by rotation. That executive Director shall be included in the number of Directors upon which the calculation of the number of Directors to retire by rotation is made.

5.8 APPOINTMENT OF DIRECTORS TO BE VOTED ON INDIVIDUALLY: No resolution to appoint or elect a Director (including a resolution to re-elect a Director appointed under clause 5.4) will be put to the holders of Securities unless the resolution is for the appointment of one Director. Nothing in this clause prevents the election of two or more Directors by ballot or poll.

5.9 RE-ELECTION AND ROTATION: Retiring Directors will be eligible for re-appointment or re-election. All retiring Directors may act as Directors throughout the meeting at which they retire.

5.10 VACATION OF OFFICE: A Director shall cease to hold office as a Director if the Director:

         (a) becomes bankrupt or makes an arrangement or compromise with the Director's creditors generally; or

         (b) becomes disqualified from being a Director pursuant to section 151 of the Act; or

         (c)      resigns from office by notice in writing to the Company; or

         (d) is removed from office pursuant to this Constitution or the Act; or

         (e) has for more than six months been absent without the permission of the Board from meetings of the Board held during that period.

5.11     TIME OF RETIREMENT AND APPOINTMENT: If:

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         (a)      a Director retires at a meeting of Shareholders and is not re-elected or deemed to be re-elected at that meeting, the Director shall remain in office until, and his or her retirement shall take effect at, the conclusion of the meeting;

         (b) a Director is removed from office at a meeting of Shareholders by Ordinary Resolution, the Director shall remain in office until, and his or her removal shall take effect at, the conclusion of the meeting; and

         (c) a person who is not already a Director is appointed or elected as a Director at a meeting of Shareholders, that person shall take office as a Director immediately after the conclusion of the meeting.

5.12 EXECUTIVE DIRECTOR: The Board may from time to time appoint one or more Directors to be an executive Director either for a fixed term (but not exceeding five years) or otherwise and on such terms (including remuneration) as the Board determines. The Board may from time to time remove any such executive Director and appoint another or others in his or her place. Any executive Director who is removed by resolution of the Board shall have no right or claim to continue in office and his or her only remedy against the Company (if any) shall be in damages.

5.13 RESIGNATION OF EXECUTIVE DIRECTOR: An executive Director shall, subject to the provisions of any contract between him or her and the Company, be subject to the same provisions concerning resignation, removal and disqualification as the other Directors. If an executive Director ceases to hold the office of Director from any cause he or she immediately ceases to be an executive Director.

5.14 NO ALTERNATES: No Director may appoint another person to act as alternate director for him or her.

5.15 BOARD MEETINGS - ACT APPLIES: The provisions of the Third Schedule to the Act govern proceedings of meetings of the Board, except to the extent they are negated or modified by this Constitution.

5.16 NOTICE OF BOARD MEETING: A Director or, if requested by a Director to do so, an employee of the Company approved by the Board for this purpose, may convene a meeting of the Board by giving notice in accordance with this clause. Each Director must be given notice of a meeting of the Board, unless the Director waives that right. Notice may be given to a Director in any of the following ways:

         (a) by phone to the phone number given by the Director to the Company for the purpose of receiving notices, in which case the notice will be deemed to be given when the call is made to that number; or

         (b) by delivery of the notice to the Director, in which case the notice will be deemed to be given when delivered; or

         (c) by sending the notice by facsimile to the facsimile number given by the Director for the purpose of receiving notices, in which case the notice will be deemed to be given when sent; or

         (d) by posting the notice to the address given by the Director for the purpose of receiving notices, in which case the notice will be deemed to be given three working days after it is posted.

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5.17     QUORUM: Unless otherwise determined by the Board, one third of the
         Directors or the number nearest one third of the Directors will be the quorum necessary for the transaction of business of the Board. In no circumstances will the quorum be less than two.

5.18 CHAIRMAN CASTING VOTE: The Chairman at any meeting of the Board will not have a casting vote.

5.19 VOTING PRESUMPTION: A Director present at a meeting of the Board is presumed to have agreed to, and to have voted in favour of, a resolution of the Board unless he or she expressly dissents or abstains from, or votes against, the resolution.

5.20     INTERESTED DIRECTORS:

         (a) Subject to paragraph (b) of this clause, a Director may not vote at a meeting of the Board in respect of a matter in which the Director is interested, and the Director will not be counted in the quorum for the purposes of consideration of the matter.

         (b) A Director may vote in respect of and be counted in the quorum for the purposes of a matter in which the Director is interested if the matter is one in respect of which, pursuant to an express provision of the Act, Directors are required to sign a certificate or one which relates to the grant of an indemnity pursuant to section 162 of the Act.

         In this clause the word "interested" has the meaning given to that word in section 139 of the Act.

5.21 PERSONAL INVOLVEMENT OF DIRECTORS: Notwithstanding any rule of law or equity to the contrary, but subject to clause 6.3 and sections 107(3) and 141 of the Act (relating to avoidance of transactions in which a director is interested) and section 199(2) of the Act (prohibiting a director from acting as auditor), a Director may:

         (a)      contract with the Company in any capacity;

         (b)      be a party to any transaction with the Company;

         (c) have any direct or indirect personal involvement or interest in any transaction or arrangement to which the Company is a party or in which it is otherwise directly or indirectly interested or involved;

         (d) become a director or other officer of, or otherwise interested in, any corporation promoted by the Company or in which the Company may be directly or indirectly interested as a shareholder or otherwise; and

         (e) retain any remuneration, profit or benefit in relation to any of the foregoing,

         and no contract or arrangement of any kind referred to in this clause may be avoided by reason of a Director being interested.

5.22 VALIDITY OF BOARD'S ACTS: All acts done by the Board or of a committee of the Board, or by any person acting as a Director, will, notwithstanding that it is afterwards discovered that there was some defect in the appointment of the Director or person acting as aforesaid or that they or any of them were disqualified, be as valid as if every person had been duly appointed and was qualified to be a Director.

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5.23     INSUFFICIENT NUMBER OF DIRECTORS: The Directors may act notwithstanding any vacancy in their body, but if and for so long as their number is reduced below the number fixed by clause 5.1, the continuing Directors may act for the purpose of increasing the number of Directors to that number or of summoning a meeting of Shareholders, but for no other purpose.

5.24 AUTHORISED SIGNATORIES: In addition to the methods permitted by the Act, a contract or other enforceable obligation of the Company which, if entered into by a natural person, would, by law, be required to be by deed may be entered into on behalf of the Company in writing signed under the name of the Company by:

         (a) a Director whose signature must be witnessed (if required by law);

         (b) a Director and any person who is designated as "Authorised Signatory" from time to time by the Board, whose signatures must be witnessed (if required by law); and

         (c) any two persons who are designated as "Authorised Signatories" from time to time by the Board, whose signatures must be witnessed (if required by law).

5.25     DIRECTORS' REMUNERATION:

         (a) FIXING REMUNERATION: No remuneration will be paid to a Director in his or her capacity as a Director unless that remuneration has been authorised by an Ordinary Resolution. Each such resolution will express Directors' remuneration as a monetary sum per annum payable to either:

                  (i)      all Directors taken together; or

                  (ii) any person who from time to time holds office as a Director.

         (b) INCREASE IN NUMBER OF DIRECTORS: If remuneration is expressed in accordance with sub-paragraph (i) of paragraph (a) of this clause, then in the event of an increase in the total number of Directors holding office, the Directors may, without the authorisation of an Ordinary Resolution, increase the total remuneration by such amount as is necessary to enable the Company to pay to the additional Director or Directors remuneration not exceeding the average amount then being paid to each of the other non-executive Directors (other than the Chairman, deputy chairman or chairman of a Board committee).

         (c) NOTICE OF INCREASE: No resolution which increases the amount fixed pursuant to a previous resolution will be passed at a meeting of Shareholders unless notice of the amount of increase has been given in the notice of meeting.

         (d) BOARD'S DISCRETION: If remuneration is expressed in accordance with sub-paragraph (i) of paragraph (a) of this clause, the remuneration may be distributed among the Directors in such manner as the Board determines.

         (e) EXECUTIVE DIRECTORS: Nothing in paragraphs (a) to (c) of this clause will affect the remuneration of executive Directors in their capacity as executives, subject to clause 6.3.

         (f) EXPENSES: Each Director is entitled to be paid for all reasonable travelling, accommodation and other expenses incurred by the Director in connection with the Director's attendance at meetings or otherwise in connection with the Company's business.

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         (g)      SPECIAL REMUNERATION: Notwithstanding paragraph (a) of this clause, but subject to any applicable restriction in the Listing Rules, the Board may authorise special remuneration to any non-executive Director who is or has been engaged by the Company to carry out any work or perform any services which in the opinion of the Board is or are additional to the work or services usually required of directors of a company similar to the Company.

5.26 INDEMNITY FOR DIRECTORS: Every Director shall be indemnified by the Company for any costs referred to in section 162(3) of the Act and any liability or costs referred to in section 162(4) of the Act.

5.27 OTHER INDEMNITIES AND INSURANCE: In addition to the indemnity set out in clause 5.26, the Company may:

         (a) indemnify a Director or employee of the Company or a related company for any costs referred to in section 162(3) of the Act;

         (b) indemnify a director or employee of the Company or a related company in respect of any liability or costs referred to in section 162(4) of the Act; and

         (c) effect insurance for a director or employee of the Company or a related company in respect of any liability or costs referred to in section 162(5) of the Act.

5.28 INTERPRETATION: Words given extended meanings by section 162(9) of the Act have those extended meanings in this clause 5.

6.       TRANSACTIONS

6.1 GENERAL RESTRICTION: The Company may not enter into any transaction or series of linked or related transactions to acquire, sell, lease, exchange or otherwise dispose of (otherwise than by way of charge) assets of the Company or assets to be held by the Company:

         (a) which would change the essential nature of the business of the Company; or

         (b) in respect of which the gross value is in excess of 50% of the lesser of the Average Market Capitalisation or the Gross Value of Assets of the Company,

         except where entry into the transaction or series of linked or related transactions is the subject of the prior approval of an Ordinary Resolution (or a Special Resolution if section 129 of the Act applies to the transaction or transactions).

6.2 EXCEPTION: Clause 6.1 will not apply to any transaction entered into by the Company with a Bank (as defined in the Listing Rules), on arms length terms and in the ordinary course of banking business, as a result of which transaction the Company has recourse to the credit risk of a Bank.

6.3 RESTRICTION ON MATERIAL TRANSACTIONS WITH RELATED PARTIES: The Company will not enter into a Material Transaction if a Related Party is, or is likely to become:

         (a) a direct or indirect party to the Material Transaction, or to at least one of a related series of transactions of which the Material Transaction forms part; or

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         (b)      in the case of a guarantee or other transaction of the nature referred to in paragraph (c) of the definition of Material Transaction, a direct or indirect beneficiary of such guarantee or other transaction,

         unless that Material Transaction is approved by an Ordinary Resolution.

6.4      EXCEPTION: Clause 6.3 will not apply to:

         (a) any transaction entered into by the Company with a Bank (as defined in the Listing Rules) which is a Related Party of the Company, on arms length terms and in the normal course of banking business, as a result of which transaction the Company has recourse to the credit risk of a Bank; or

         (b) the issue, acquisition or redemption by the Company of Securities, or the giving by the Company of financial assistance for the purposes of, or in connection with, the purchase of Securities, or the payment of a distribution to holders of Securities, if all holders of Securities of the Class in question are treated in the same way, so that each such holder has an opportunity to receive the same benefit in respect of each Security held by that holder. For the purposes of this paragraph, the transfer by the Company of Shares held by the Company in itself, will be deemed to constitute an issue of Securities; or

         (c) any employment or services contracts which are Material Transactions under paragraph (d) of the definition of "Material Transaction" where the Exchange is satisfied that the terms of the contract have been set on an arms' length, commercial basis; or

         (d) any transaction indemnifying any Director or Employee of the Company or a Related Company (as that term is defined in the Listing Rules) which would be a Material Transaction under paragraph (c) of the definition of "Material Transaction", where such Director or Employee, at the time the indemnity is to be granted, has not been involved in any proceedings, threatened proceedings or circumstances in any capacity which are likely to result in a claim by the Director or Employee under the proposed indemnity; or

         (e) arrangements, amalgamations or compromises pursuant to Part XV of the Act.

6.5 CONDITIONAL ARRANGEMENTS: Nothing in this clause 6 will prevent the Company entering into any agreement or arrangement to do any of the things to which that clause relates if the agreement or arrangement is conditional upon the approval of an Ordinary Resolution and the agreement or arrangement is not completed until that approval is obtained.

6.6 APPLICATION TO GROUP: References to the Company in this clause 6 will, where the context permits, be extended to the Group.

SCHEDULE 1: ISSUES OF NEW EQUITY SECURITIES (CLAUSE 2.6)

1.       REQUIREMENTS FOR ISSUE

         The Company shall not issue any Equity Securities unless:

         (a) the precise terms and conditions of the specific proposal to issue those Equity Securities have been approved (subject to clause 2 of this schedule) by separate resolutions (passed by a simple majority of votes of those holders entitled to vote and voting on the question) of holders of each Class of Quoted Equity Securities whose rights or entitlements could be affected by the issue and the issue is completed within the time specified in clause 3 of this schedule; or

         (b) the issue is made in accordance with any of clauses 4 to 8 of this schedule.

2.       EXCEPTION TO REQUIREMENT FOR SEPARATE RESOLUTIONS

         A resolution pursuant to clause 1(a) of this schedule of the holders of a Class of Securities shall not be required if:

         (a) those Securities were issued before 1 September 1994 on terms that the holders of those Securities would not be entitled to vote on a resolution of the nature referred to in clause 1(a) of this schedule; or

         (b) the terms of issue of those Securities expressly reserved the right to make the issue of the new Equity Securities in question, and specified at least the maximum number, and Class, of new Equity Securities which could be issued, and the time within which they could be issued; or

         (c) those Securities were issued on terms that the holders of those Securities would vote together with the holders of another Class or Classes of Equity Securities on a resolution of the nature referred to in clause 1(a) of this schedule and the issue is approved by a resolution (passed by a simple majority of votes of those holders entitled to vote and voting on the question) of holders of all the relevant Classes voting together. Holders of Ordinary Shares and Preference Shares will vote together on a resolution of the nature referred to in clause 1(a) of this Schedule.

3.       TIME LIMIT

         An issue of Equity Securities authorised by resolutions passed pursuant to clause 1(a) of this schedule shall be completed:

         (a) if that issue is made solely to Employees, within 12 months after the passing of those resolutions; or

         (b) in all other circumstances, within six months after the passing of those resolutions,

         provided that nothing in this clause or clause 1(a) of this schedule shall require the Board to issue all or part of the Equity Securities approved for issue pursuant to clause 1(a) of this schedule, if the issue of such Equity Securities is at the discretion of the Board.

4.       PRO-RATA ISSUES

         The Company may issue Equity Securities if:

         (a) those Equity Securities are offered to holders of existing Equity Securities on a basis which, if the offer were accepted by all such holders, would maintain the existing proportionate rights of each existing holder (relative to other holders of Equity Securities) to votes and to Distribution Rights, and that offer is Renounceable; or

         (b) those Equity Securities are issued to holders of existing Equity Securities as fully paid Securities on a basis which maintains the existing proportionate rights of each existing holder (relative to other holders of Equity Securities) to votes and to Distribution Rights.

         Notwithstanding paragraphs (a) and (b) of this clause, the Company may:

         (c) issue any Equity Securities in respect of which an offer is not accepted, or which because of fractional entitlements are not otherwise offered, to such persons and in such manner as the Directors consider equitable and in the interests of the Company, provided that the price and terms and conditions of the issue of such Equity Securities are not materially more favourable to the persons to whom they are issued than the terms of the original offer;

         (d) offer and issue Equity Securities to the holders of existing Securities in accordance with specific rights attached to those existing Securities to participate in issues of Equity Securities, notwithstanding that the effect may be that existing proportionate rights to votes and Distribution Rights are not maintained;

         (e) authorise a disproportionate offer to the extent necessary to round up holdings of Equity Securities to a Minimum Holding, or to avoid the creation of holdings which are not Minimum Holdings; and

         (f) not offer or issue Equity Securities to holders of existing Equity Securities the terms of which expressly exclude the right to participate in the relevant offer or issue.

5.       ISSUES WITHIN 10% LIMIT

         The Board may issue Equity Securities if:

         (a) the issue is not made in whole or in part to any Director, Associated Person of a Director or Employee; and

         (b) the total number of Equity Securities issued, and all other Equity Securities of the same Class issued pursuant to this clause (or the corresponding provision in the previous constitution of the Company) during the period of 12 months preceding the date of the issue will not exceed the aggregate of:

                  (i) 10% of the total number of Equity Securities of that Class on issue at the commencement of that period; and

                  (ii) 10% of the number of the Equity Securities of that Class issued during that period pursuant to any of clause 1(a), and clauses 4, 6 and 8 of this schedule (or any of the corresponding provisions in the previous constitution of the Company); and

                  (iii) any Securities of that Class issued pursuant to this clause 5 (or the corresponding provision in the previous constitution of the Company) during that period, the issue of which has been ratified by an Ordinary Resolution;

                  less

                  (iv) 10% of the number of Equity Securities of that Class which have been acquired or redeemed by the Company during that period (other than Equity Securities held as Treasury Stock).

         Provided that for the purposes of paragraph (b) of this clause, Securities which will, or may, Convert to other Equity Securities shall be deemed to be of the same Class as, and to correspond in number to, the Equity Securities into which they will or may Convert. For the purposes of this clause, Preference Shares shall be deemed not to Convert into Ordinary Shares.

         Provided also that where the Conversion ratio is fixed by reference to the market price of the underlying Securities, the market price, unless otherwise specified in the terms of issue of the Securities, will be the average end of day market price over the Business Days in the calendar month before the earlier of the day the issue is made or announced to the market.

6.       EMPLOYEE SHARE ISSUES

         The Company may issue Equity Securities if:

         (a)      the issue is made to Employees;

         (b)      the issue is of a Class of Securities already on issue;

         (c) the total number of Securities issued, and all other Equity Securities of the same Class issued to Employees pursuant to this clause 6 (or the corresponding provision in the previous constitution of the Company) during the period of 12 months preceding the date of the issue, does not exceed 2% of the aggregate of:

                  (i) the total number of Equity Securities of that Class on issue at the commencement of that period; and

                  (ii) the total number of Equity Securities of that Class issued during that period pursuant to any of clause 1(a), and clauses 4, 5 and 8 of this schedule (or any of the corresponding provisions in the previous constitution of the Company); and

         (d) the total number of Securities issued, and all other Equity Securities of the same Class issued to Employees pursuant to this clause 6 (or the corresponding provision in the previous constitution of the Company) during the period of five years preceding the date of the issue, does not exceed 5% of the total number of Equity Securities of that Class on issue immediately preceding the date of the issue.

         For the purposes of this clause, Securities which will, or may, Convert to other Equity Securities shall be deemed to be of the same Class as, and to correspond in number to, the Equity Securities into which they will, or may, Convert. For the purposes of this clause, Preference Shares shall be deemed not to Convert into Ordinary Shares.

         Directors and Associated Persons of Directors must not participate in any such issue unless the scheme for such participation and the precise levels of entitlement for each such person have been previously approved by an Ordinary Resolution.

7.       EXCEPTION FOR SCHEME TRUSTEES

         For the purposes of clause 6 of this schedule, an issue to a Director, or an Associated Person of a Director, solely in that person's capacity as a trustee of a bona fide employee share scheme, superannuation scheme, or the like, in which that Director or Associated Person has no beneficial interest, shall be deemed not to be an issue to a Director or Associated Person of a Director, or an issue in which Directors or Associated Persons participate.

8.       OTHER ISSUES

         The Company may issue Equity Securities if:

         (a) the issue is made as consideration in an offer made by the Company or any of its subsidiaries in accordance with:

                  (i) the takeovers code approved under the Takeovers Code Approval Order 2000 or any subsequent takeovers code approved under section 28 of the Takeovers Act 1993; or

                  (ii) any provisions of the constitution or trust deed of another issuer which is listed on the Exchange which are required to be complied with in accordance with section 4 of the Listing Rules; or

                  (iii) any takeover law regime of a jurisdiction other than New Zealand which provides for prior notice, publicity and disclosure which in the opinion of the Exchange is at least as useful to the recipients of the offer as the requirements of one or more of the provisions referred to in sub-paragraphs (i) or (ii) of this clause, and that offer is made to all holders (other than the Company and its Related Companies (as defined in the Listing Rules)) of equity securities in any company or other entity listed on the Exchange or on a Recognised Stock Exchange which is not a company or other entity that is an Associated Person of the Company or of any Director; or

         (b) the issue is made upon conversion of any Securities from time to time issued by the Company if the terms of issue of those Securities provided for conversion to Equity Securities of the kind issued; or

         (c) the issue is made to an existing holder of Equity Securities in order to bring that holder's holding up to a Minimum Holding; or

         (d) the issue is made pursuant to an arrangement, amalgamation or compromise effected pursuant to Part XIII or Part XV of the Act; or

         (e) the issue is made pursuant to a plan for the issue of Securities in lieu of dividends.

9.       TREASURY STOCK

         The transfer by the Company of Treasury Stock shall be deemed to constitute the issue of Equity Securities for the purposes of this schedule.

10.      ISSUES OF SECURITIES AFFECTING CONTROL

         Notwithstanding the other clauses of this schedule, no issue of Securities shall be made by the Company if:

         (a) there is a significant likelihood that the issue will result in any person or group of Associated Persons materially increasing their ability to exercise, or direct the exercise of (either then or at any future time), effective control of the Company; and

         (b) that person or group of Associated Persons is entitled before the issue to exercise, or direct the exercise of, not less than 1% of the total votes attaching to Securities,

         unless the precise terms and conditions of the issue have been approved by an Ordinary Resolution.

11.      ENTITLEMENTS TO THIRD PARTY SECURITIES

         Entitlements conferred by the holding of Equity Securities, to securities of a third party (whether or not that third party is an issuer listed on the Exchange), will not be created or conferred other than in compliance with clauses 1 to 8 of this schedule, as if such securities comprised an issue of Equity Securities of the Company.

SCHEDULE 2: BUYBACKS OF EQUITY SECURITIES (CLAUSE 2.13)

1.       PROHIBITION ON ACQUISITION

         Subject to clause 2 of this schedule, the Company shall not acquire any Equity Securities unless the acquisition is:

         (a) effected by offers made by the Company through the Exchange's order matching market, or through the order matching market of a Recognised Stock Exchange; or

         (b) effected in compliance with section 60(1)(a) of the Act (read together with section 60(2) of the Act); or

         (c) an acquisition of the nature referred to in section 61(7) of the Act; or

         (d)      approved in accordance with clause 4 of this schedule; or

         (e) required by a Shareholder pursuant to section 110 or section 118 of the Act; or

         (f) is made in accordance with the procedures set out in section 60(1)(b)(ii) of the Act (read together with section 61 of the Act); and

                  (i) the acquisition is not made in whole or in part from any Director, Associated Person of a Director or Employee; and

                  (ii) the total number of Equity Securities acquired, and all other Equity Securities of the same Class acquired pursuant to this clause 1(f) (or the corresponding provision of the previous constitution of the Company) during the 12 months preceding the date of the acquisition will not exceed 10% of the total number of Equity Securities of that Class on issue at the commencement of that period.

                  Provided that for the purposes of this clause 1(f), Securities which will, or may, Convert to other Equity Securities shall be deemed to be of the same Class as, and correspond in number to, the Equity Securities into which they will, or may, Convert. For the purposes of this clause, the Preference Shares shall be deemed not to Convert into Ordinary Shares.

                  Provided also that where the Conversion ratio is fixed by reference to the market price of the underlying Securities, the market price for the purposes of this clause 1(f) shall be the average end of day market price over the Business Days in the calendar month before the earlier of the day the acquisition is entered into or announced to the market.

2.       PRIOR NOTICE OF ACQUISITION

         Before the Company acquires Equity Securities other than an acquisition from a holder who holds less than a Minimum Holding, the Company will give at least three Business Days' notice to the Exchange.

         That notice will:

         (a) specify a period of time within which the Company will acquire Equity Securities, such period not to exceed 12 months from the date of the notice; and

         (b) specify the Class and maximum number of Equity Securities to be acquired in that period.

         The Company may at any time by giving three Business Days' notice to the Exchange vary any notice so given and may cancel such notice at any time.

3.       PROHIBITION ON REDEMPTION

         The Company shall not redeem Equity Securities other than a redemption from a holder who holds less than a Minimum Holding unless:

         (a) those Equity Securities were issued in compliance with clause 1(a) of schedule 1 or clause 4 of schedule 1 and the Company is bound or entitled to redeem those Equity Securities pursuant to the terms of their issue; or

         (b)      those Equity Securities are redeemed in compliance with
                  section 69(1)(a) of the Act; or

         (c) those Equity Securities are Debt Securities of the Company which may be Converted into Shares and, before that Conversion, they are redeemed in cash; or

         (d) the redemption of those Equity Securities is approved in accordance with clause 4 of this schedule; or

         (e) those Equity Securities were issued before 1 September 1994 and the Company is bound or entitled to redeem those Equity Securities pursuant to their terms of issue.

4.       SHAREHOLDER APPROVAL

         The Company may acquire or redeem Equity Securities if the precise terms and conditions of the specific proposal to acquire or redeem those Equity Securities has been approved by separate resolutions (passed by a simple majority of votes) of members of each separate group of each Class of Quoted Equity Securities whose rights or entitlements are materially affected in a similar way by the acquisition or redemption. Any such acquisition shall be completed within 12 months, and redemption completed within six months, after the passing of the relevant resolutions. Holders of Ordinary Shares and Preference Shares will vote together on a resolution of the nature referred to in this clause 4.

5.       BUYBACKS OF SECURITIES AFFECTING CONTROL

         Notwithstanding the other clauses of this schedule, no acquisition or redemption of Securities shall be made by the Company if:

         (a) there is a significant likelihood that the acquisition or redemption will result in any person or group of Associated Persons materially increasing their ability to exercise, or direct the exercise of (either then or at any future time), effective control of the Company; and

         (b) that person or group of Associated Persons is entitled before the acquisition or redemption to exercise, or direct the exercise of, not less than 1% of the total votes attaching to Securities, unless the precise terms and conditions of the acquisition or redemption have been approved by an Ordinary Resolution.

6.       ACQUISITION OR REDEMPTION OF EQUITY SECURITIES OTHER THAN SHARES

         Equity Securities which are not Shares of the Company may be acquired under clauses 1(b), (c) and (f) of this schedule, or redeemed under clause 3(b) of this schedule, if the Company complies with the sections of the Act referred to in those clauses on the basis that references in those sections of the Act to:

         (a) "shares" shall be deemed to be references to all Equity Securities of the Class of Equity Securities which is the subject of the acquisition or redemption and references to "shareholders" shall be read accordingly; and

         (b) "constitution" shall be deemed to be references to the document which governs the rights of those Equity Securities.

SCHEDULE 3: PERMITTED FINANCIAL ASSISTANCE (CLAUSE 2.14)

1.       PERMITTED FINANCIAL ASSISTANCE

         The Company shall not give financial assistance of the nature referred to in clause 2.14 unless:

         (a) the financial assistance is not given in whole or in part to any Director, Associated Person of a Director or Employee and the amount of the financial assistance, together with the amount of all other financial assistance given under this paragraph (a) (or the corresponding provision of the previous constitution of the Company) by the Company during the period of 12 months preceding the date of giving of the financial assistance does not exceed 5% of Shareholders' Funds; or

         (b)      the financial assistance is given to Employees and:

                  (i) the amount of the financial assistance, together with the amount of all other financial assistance given under this paragraph (b) (or the corresponding provision of the previous constitution of the Company) by the Company during the period of 12 months preceding the date of giving of the financial assistance does not exceed 2% of Shareholders' Funds; and

                  (ii) the amount of the financial assistance, together with the amount of all other financial assistance given under this paragraph (b) (or the corresponding provision of the previous constitution of the Company) during the period of five years preceding the date of giving of the financial assistance does not exceed 5% of Shareholders' Funds; and

                  (iii) the financial assistance is not given to any Director or Associated Person of a Director; or

         (c) the financial assistance is offered or given so that all holders of Equity Securities are treated, or given the opportunity to be treated, on the same basis.

2.       SHAREHOLDER APPROVAL

         The Company may give financial assistance of the nature referred to in clause 2.14 if the precise terms and conditions of the giving of that financial assistance have been approved by separate resolutions (passed by a simple majority of votes) of members of each separate group of each Class of Quoted Equity Securities whose rights or entitlements are materially affected in a similar way by the financial assistance. Any such financial assistance shall be given within six months after the passing of the relevant resolutions. Holders of Ordinary Shares and Preference Shares will vote together on a resolution of the nature referred to in this clause 2.

3.       EXCEPTION FOR SCHEME TRUSTEE

         For the purposes of clause 1(b)(iii) of this schedule, financial assistance given to a Director, or an Associated Person of a Director, solely in that person's capacity as a trustee of a bone fide employee share scheme, superannuation scheme, or the like, in which that Director or Associated Person has no beneficial interest, shall be deemed not to be financial assistance given to a Director or Associated Person of a Director.

SCHEDULE 4: CALLS, LIENS AND FORFEITURES (CLAUSE 2.15)

1.       CALLS

1.1 POWER TO MAKE CALLS: Subject to the terms of issue, the Board may make such calls as it thinks fit upon the holders of Securities in respect of all or any of the moneys unpaid on their Securities. At least 21 days' notice of each call must be given, specifying the time and place for payment. Each holder of Securities must pay the amount of every call so made at the times and places appointed by the Board. The Board may determine that a call is payable by instalments.

1.2 WHEN A CALL IS MADE: Unless otherwise specified, a call will be deemed to have been made at the time when the resolution of the Board authorising the call was passed.

1.3 LIABILITY OF JOINT HOLDERS: The joint holders of a Security are jointly and severally liable to pay all calls in respect of that Security and shall remain liable to do so notwithstanding the subsequent transfer of the relevant Security.

1.4 INTEREST ON UNPAID CALLS: If a call remains unpaid after it has become due and payable, the person from whom the sum is due must pay interest on the unpaid sum at such rate as the Board may determine. Interest will accrue from the day it became due until it is paid. The Board may waive payment of that interest wholly or in part.

1.5 INSTALMENTS TO BE TREATED AS CALLS: Any sum payable in respect of a Security on allotment or at any fixed date will be deemed to be a call. If it is not paid, the provisions of this Constitution will apply as if that sum had become due and payable by virtue of a call.

1.6 DIFFERENCE IN CALLS: The Board may, on the issue of Securities, differentiate between the holders as to the amount of calls to be paid and the times of payment.

1.7 CALLS IN ADVANCE: The Board may, in its discretion, receive any moneys uncalled and unpaid upon any Securities in advance of its due date and may pay interest on the amount received at such rate (if any) and on such terms as the Board determines.

1.8 EVIDENCE: In any proceedings for the recovery of moneys due in respect of any call a statutory declaration by a Director or any other person authorised by the Board that:

         (a) the name of the holder of the Securities is entered in the Register as the holder (or one of the holders) of the relevant Securities;

         (b) the resolution making the call is recorded in the records of the Company; and

         (c)      notice of the call was sent to the holders of the Securities,

         will be conclusive evidence of the indebtedness of the holder of the Securities to the Company in respect of the call.

1.9 CANCELLATION OF UNPAID AMOUNTS: No obligation to pay any amount which is unpaid on any Equity Security will be cancelled, reduced or deferred without the authority of an Ordinary Resolution.

2.       LIEN ON SECURITIES

2.1 LIEN ON UNPAID AND PARTLY PAID SECURITIES: The Company will have a first and paramount lien on every Security which is not a fully paid Security (and any dividends or other distributions in respect of that Security) for:

         (a) all unpaid calls, instalments or other amounts, and any interest payable on those amounts, relating to that Security; and

         (b) any amounts the Company may be called upon to pay under any legislation in respect of that Security.

2.2 LIABILITY OF TRANSFEREE WHO IS GIVEN NOTICE OF LIEN: Transferees of Securities who, prior to the registration of the transfer, have been given notice of the Company's lien upon such Securities will be liable to pay to the Company, upon demand, all moneys for the time being called up and unpaid in respect of the Securities transferred to them, together with any interest thereon as herein provided.

2.3 POWER OF SALE: If any amount due in respect of a Security on which the Company has a lien is unpaid for more than 14 days after notice in writing demanding payment has been given to the holder or the person entitled to receive notices in respect of that Security:

         (a) the Company may sell the Security on such terms as the Board determines; and

         (b) to give effect to any such sale, the Board may authorise any person to execute a transfer of the Security to, or at the direction of, the purchaser.

2.4 ABSOLUTE TITLE OF PURCHASER: The title of a purchaser of any Securities sold pursuant to clause 2.3 of this schedule will not be affected by any irregularity or invalidity in the exercise of the power of sale or the sale itself.


2.5 APPLICATION OF SALE PROCEEDS: The net proceeds of sale of any Security sold pursuant to clause 2.3 of this schedule, after deducting expenses of sale, shall be applied in and towards satisfaction of any unpaid calls, instalments or other amounts and any interest on those amounts and the balance (if any) will be paid to the person entitled to the Security at the date of sale.

3.       FORFEITURE OF SECURITIES

3.1 NOTICE: If a call on a Security is not paid when due, the Board may give 14 days' notice to the holder of the Security requiring payment of the call, together with interest on the amount of the call. The notice will specify the place of payment and state that if the notice is not complied with the relevant Security will be liable to be forfeited.

3.2 FORFEITURE: If the notice is not complied with, the Security may, before payment of the overdue amount has been made, be forfeited by resolution of the Board. Such forfeiture will include all dividends and any other distributions declared in respect of forfeited Securities and not paid or satisfied before forfeiture.

3.3 SALE OF FORFEITED SECURITIES: A forfeited Security may be sold or otherwise disposed of on such terms and in such manner as the Board determines. To give effect to any sale or disposal the Board may authorise any person to execute any relevant documentation. The Board may, at any time before the sale or disposal, cancel the forfeiture.

         3.4 APPLICATION OF SALE PROCEEDS: The net proceeds of sale of any forfeited Security will be applied in the same manner as set out in clause 2.5 of this schedule.

         3.5 ABSOLUTE TITLE OF PURCHASER: The title of a purchaser of a forfeited Security will not be affected by any irregularity or invalidity in the forfeiture, sale or other disposal of the Security.

         3.6 CONSEQUENCES OF FORFEITURE: A person whose Securities have been forfeited will cease to be a holder in respect of those Securities and will surrender the certificate for those Securities (if any) for cancellation but will remain liable to the Company for all moneys due to the Company at the date of forfeiture in respect of the Securities together with interest thereon.

         3.7 NOTICE TO HOLDER: On the forfeiture of any Securities, the Board must cause a note of the forfeiture and the date thereof to be entered in the Register and give notice of such forfeiture and the date thereof to the person in whose name the Securities stood immediately prior to the forfeiture. Upon the disposal of any forfeited Security the Board must cause a note of the manner and date of disposition to be similarly entered.

         3.8 EVIDENCE OF FORFEITURE: A statutory declaration by a Director or any other person authorised by the Board that a Security has been forfeited on a specified date shall be conclusive evidence of that forfeiture.

         3.9 RIGHT OF SET OFF: The Board may deduct from the dividends payable to any holder of Securities, all sums of money as may be due from that holder to the Company on account of calls, instalments upon the specific Securities in respect of which the dividend is declared, and on account of amounts that the Company may be called upon to pay under any statute or legislative enactment in respect of the Securities of a deceased or other holder.

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ANNEXURE: DEFINITIONS AND INTERPRETATION (CLAUSE 1.1)

1.       DEFINITIONS

         "ACT" means the Companies Act 1993;

         "AGGREGATE GROSS VALUE" means the gross value of the relevant assets calculated in accordance with the definition of "Gross Value of Assets";

         "ASSOCIATED PERSON" has the meaning given in the Listing Rules;

         "ASX" means the Australian Stock Exchange Limited;

         "ASX LISTING RULES" means the listing rules of the ASX and any other rules of the ASX which are applicable while the Company is admitted to the official list of the ASX, each as amended or replaced from time to time, except to the extent of any express written waiver granted by the ASX;

         "AVERAGE MARKET CAPITALISATION" means the average end of day market capitalisation over the Business Days in the calendar month before the earlier of the day the transaction is entered into or is announced to the market;

         "BOARD" means Directors who number not less than a quorum, acting together as the board of directors of the Company;

         "BUSINESS DAY" means a day on which the Exchange is open for trading;

         "CHAIRMAN" means a Director elected by the Board as such;

         "CLASS" means a class of Securities having identical rights, privileges, limitations and conditions and includes or excludes Securities which the Exchange deems to be of or not of that Class;

         "COMPANY" means Fletcher Challenge Forests Limited;

         "CONSTITUTION" means this constitution (including the schedules and annexure), as altered from time to time;

         "CONVERT" in respect of a Security, means to convert that Security into, or exchange that Security for, a Security of a different sort, whether at the option of the holder, or of the Company, or otherwise, or to subscribe for or obtain a Security of a different sort pursuant to a right conferred by the original Security; "CONVERSION" and "CONVERTIBLE" have corresponding meanings;

         "DEBT SECURITY" means a security having any interest in or right to be paid money that is, or is to be, deposited with, lent to, or otherwise owing by, any person (whether or not the interest or right is secured by a charge over any property) and includes a debenture, debenture stock, bond, note or certificate of deposit;

         "DIRECTOR" means a person appointed as a director of the Company;

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         "DISTRIBUTION RIGHT" means a right of the nature referred to in paragraphs (a) or (b) of the definition of "Equity Security";

         "EMPLOYEE" includes an employee or officer of the Company or any of its subsidiaries, a labour-only contractor, consultant, or consultant company who or which contracts with the Company or any of its subsidiaries, any trustee or trustees on behalf of any of the above employees or officers, and any trustee or trustees of or in respect of any pension, superannuation or like fund established for the benefit of any of the above employees or officers;

         "EQUITY SECURITY" means a Security of the Company which:

         (a) confers a present or future right to participate in the assets of the Company after payment of all liabilities of the Company, other than up to a fixed amount; or

         (b) confers a present or future right to participate in the income or profits of the Company, other than at a fixed rate or at a rate fixed by reference to a formula or index external to the Company; or

         (c) carries, or will in the future carry, a vote at meetings of Shareholders or a right to participate in the ultimate control of the Company; or

         (d) may be Converted into a Security of the nature referred to in paragraphs (a) to (c) of this definition,

         and includes any other Security which the Exchange in its discretion deems to be an Equity Security;

         "EXCHANGE" means the New Zealand Stock Exchange or any successor thereto and, as the context permits, includes any delegate of the Exchange, including the Panel;

         "GROSS VALUE OF ASSETS" shall be calculated as the greater of the gross tangible asset backing (from the most recently published financial statements) or market value (in both cases irrespective of and ignoring any liabilities attributable to the assets or of any Subsidiaries or other entities through which the assets are held);

         "GROUP" means the Company and its subsidiaries;

         "LISTING RULES" means the listing rules of the Exchange which are in force, as altered or waived from time to time;

         "MATERIAL TRANSACTION" means a transaction or a related series of transactions whereby the Company:

         (a) purchases or otherwise acquires, gains, leases (as lessor or lessee) or sells or otherwise disposes of, assets having an Aggregate Gross Value in excess of 5% of the lesser of Shareholders' Funds or the Average Market Capitalisation of the Company; or

         (b) borrows, lends, pays or receives, money, or incurs an obligation, of an amount in excess of 5% of the lesser of Shareholders' Funds or the Average Market Capitalisation of the Company; or

         (c) enters into any guarantee, indemnity, or similar obligation, or gives any security, for or of obligations which could expose the Company to liability in excess of 5% of the lesser of Shareholders' Funds or the Average Market Capitalisation of the Company; or

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         (d)      provides or obtains any services (including without limitation the underwriting of Securities or services as an employee) in respect of which the actual gross cost to the Company in any financial year (ignoring any returns or benefits in connection with such services) is likely to exceed an amount equal to 0.5% of the lesser of Shareholders' Funds or the Average
                  Market Capitalisation of the Company; or

         (e) amalgamates, except for amalgamations of a wholly owned Subsidiary with another wholly owned Subsidiary or with the Company;

         "MINIMUM HOLDING" means a parcel or number of Securities defined as such in the Listing Rules;

         "OFFICE" means the registered office of the Company;

         "OPTION" means an option to acquire a Security;

         "ORDINARY RESOLUTION" means a resolution passed by a simple majority of the votes of those Shareholders entitled to vote and voting on the resolution;

         "ORDINARY SHARE" means an ordinary share issued or to be issued by the Company, as the case may be;

         "PANEL" means the Market Surveillance Panel constituted by the Exchange under the Listing Rules and includes any division or duly authorised delegate of the Panel;

         "PERSONAL REPRESENTATIVE" means:

         (a) in relation to a deceased individual Shareholder, the executor, administrator or trustee of the estate of that Shareholder;

         (b) in relation to a bankrupt individual Shareholder, the assignee in bankruptcy of that Shareholder; and

         (c) in relation to any other individual Shareholder, a person appointed or deemed to have been appointed to administer property under the Protection of Personal and Property Rights Act 1988, a manager appointed or deemed to have been appointed thereunder, and a donee of an enduring power of attorney complying with that Act;

         "PREFERENCE SHARE" means a preference share issued or to be issued by the Company, as the case may be;

         "QUOTATION" means, in respect of a Class of Securities, the right for sharebrokers to quote bids and offers for that Class of Securities on the Exchange; "QUOTE" and "QUOTED" have corresponding meanings;

         "RECOGNISED STOCK EXCHANGE" means a stock exchange approved by the Exchange from time to time as enforcing rules, procedures and requirements sufficiently analogous to those of the Exchange to justify classification as a Recognised Stock Exchange for the purposes of the Listing Rules;

         "REGISTER" means the register of Shareholders required to be kept pursuant to the Act and includes any branch register;

         "RELATED PARTY" means a person who is at the time of a Material Transaction, or was at any time within six months before a Material
         Transaction:

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         (a)      a Director or officer of the Company or any of its
                  subsidiaries; or

         (b) a substantial security holder (as defined in the Securities Amendment Act 1988) of the Company; or

         (c) an Associated Person of the Company or any of the persons referred to in paragraphs (a) or (b) of this definition other than a person who becomes an Associated Person as a consequence of the Material Transaction itself (or an intention or proposal to enter into the Material Transaction itself); or

         (d) a person in respect of whom there are arrangements other than the Material Transaction itself, intended to result in that person becoming a person described in paragraphs (a), (b) or
                  (c) of this definition, or of whom the attainment of such a status may reasonably be expected, other than as a consequence of the Material Transaction itself,

         but excludes a wholly owned subsidiary of the Company other than a wholly owned subsidiary which:

                  (i) is a party to a Material Transaction of the type described in paragraph (d) of the definition of "Material Transaction"; and

                  (ii) the Company intends to sell, or otherwise dispose of, the subsidiary to a Related Party;

         "RENOUNCEABLE" means, in relation to a Right or offer of Securities, a Right or offer that is transferable by any holder for the time being to another person (whether or not an existing holder of any Securities to which the Right or offer relates);

         "REPRESENTATIVE" means a person appointed as a proxy or representative or a Personal Representative;

         "RIGHT" means any right to acquire any Security or benefit of any kind, whether conditional or not, and whether Renounceable or not;

         "RULING" means any decision or determination given by the Exchange or the Panel as to the meaning and interpretation of the Listing Rules and includes any ruling, waiver, or revocation of waiver, given pursuant to Listing Rules 1.4, 1.6 or 1.7;

         "SECURITY" means any interest or right to participate in any capital, assets, earnings, royalties or other property of the Company and includes:

         (a) any renewal or variation of the terms or conditions of any existing security;

         (b)      any Debt Security of the Company; and

         (c)      any Option or Right;

         "SHARE" means an Ordinary Share or a Preference Share as the case may be;

         "SHAREHOLDER" or "HOLDER" means a person whose name is entered in the Register or any other register as the holder for the time being of, in the case of a "SHAREHOLDER", one or more Shares of the Company or, in the case of a "HOLDER", one or more Securities;

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         "SHAREHOLDERS' FUNDS" means the amount disclosed as equity (whether described as equity, shareholders' funds, or otherwise) by the most recent published Group financial statements of the Company and its subsidiaries, provided that if at any time at which shareholders' funds of the Company is required to be determined:

         (a)      the Company has not published financial statements; or

         (b) since the date of the most recent published statements there has been a material decline in the equity of the Company or, if the Company has subsidiaries, of the consolidated equity of the Company and its subsidiaries, then the shareholders' funds of the Company at that time will be determined by reference to the position which would be disclosed if financial statements were prepared at that time;

         "SPECIAL RESOLUTION" means a resolution passed by a majority of 75% or more of the votes of those Shareholders entitled to vote and voting on the resolution;

         "SUBSIDIARY" means:

         (a) a subsidiary within the meaning of section 5 of the Act (read together with sections 6 to 8 of the Act); and

         (b) an entity treated as a subsidiary or in substance subsidiary within the meaning of the Statement of Standard Accounting Practice Number 8 issued by the New Zealand Society of Accountants as amended from time to time or within the meaning of any financial reporting standard approved in terms of section 27(3) of the Financial Reporting Act 1993; and

         "TREASURY STOCK" means Shares of the Company which have been acquired by the Company and are held by the Company as treasury stock pursuant to provisions of the Act which enable treasury stock to be held by the Company and includes Shares falling within section 82 of the Act.

2.       INTERPRETATION

2.1 Headings appear as a matter of convenience and shall not affect the construction of this Constitution.

2.2 In the absence of any express indication to the contrary, references to clauses and paragraphs are to clauses and paragraphs of this Constitution including, as appropriate, the schedules to this Constitution.

2.3 Reference to any statute or statutory regulations is a reference to the statute or statutory regulations as amended or substituted.

2.4 References to a Listing Rule includes that Listing Rule as amended or substituted.

2.5 References to the rights attached to a Share or Security include the rights, privileges, limitations and conditions attached to the Share or Security by the Act or this Constitution.

2.6 Unless otherwise defined, words or expressions defined in the Act or the Listing Rules have the same meaning in this Constitution.

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         2.7      The singular includes the plural and vice versa.

         2.8 The words "written" and "writing" include facsimile communications and any other means of communication resulting in permanent visible reproduction.

         2.9 The word "person" includes any association of persons whether corporate or unincorporate, and any state or government or department or agency thereof, whether or not having separate legal personality.

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